Integrated finance company
LOPRO CORPORATION

[redacted]

08000746

File Number: 82-4664

January 10, 2008

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the “Company”), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the “Exchange Act”). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ______________________
TOMOHARU YOSHIDA
MANAGING DIRECTOR AND HEAD OF FINANCE AND IR HEADQUARTERS

PROCESSED
FEB 20 2008
THOMSON FINANCIAL

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

File No. 82-4664

LOPRO CORPORATION

<u>Index</u>

Translation for:

1. Semi-Annual Report Release for the Six Months Ended September 30, 2007
2. Solicitation of Voluntary Retirement and Consolidation of Branch Offices
3. Result of Solicitation of Voluntary Retirement and Occurrence of Extraordinary Loss
4. Consolidation of Branch Offices
5. Brief Description of Japanese Language Documents

File Number: 82-4664

(Summary English Translation)

Semi-Annual Report Release for the Six Months Ended September 30, 2007

November 19, 2007

LOPRO CORPORATION

Stock Exchanges:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
(URL http://www.lopro.co.jp)

Code Number: 8577
Rep.: Ryuichi Matsuda
President and Director
Attn.: Tomoharu Yoshida
Managing Director and Head of Finance and IR Headquarters
Tel.: (075) 321-6161

Filing of Semi-Annual Securities Report:
December 26, 2007 (Scheduled)

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2007 through September 30, 2007)

(Note) Figures for the six months ended September 30, 2006 and year ended March 31, 2007 and year-to-year comparisons are not provided as the interim consolidated financial statements have been prepared from the current interim period.

(1) Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Six months ended September 30, 2007	¥8,518 million (–%)	-¥6,007 million (–%)	-¥6,012 million (–%)	-¥5,642 million (–%)
Six months ended September 30, 2006	¥ – million (–%)	¥ – million (–%)	¥ – million (–%)	¥ – million (–%)
Year ended March 31, 2007	¥ – million	¥ – million	¥ – million	¥ – million

	Net Income Per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2007	-¥51.34	¥ –
Six months ended September 30, 2006	¥ –	¥ –
Year ended March 31, 2007	¥ –	¥ –

(Reference)
Investment profit and loss in equity method:
Six months ended September 30, 2007: – million yen
Six months ended September 30, 2006: – million yen
Year ended March 31, 2007: – million yen

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of September 30, 2007	¥148,085 million	¥54,829 million	37.0%	¥498.95
As of September 30, 2006	¥ – million	¥ – million	– %	¥ –
As of March 31, 2007	¥ – million	¥ – million	– %	¥ –

(Reference)
Shareholders' equity:
As of September 30, 2007: 54,829 million yen
As of September 30, 2006: – million yen
As of March 31, 2007: – million yen

(3) Consolidated Statement of Cash Flow

	Cash provided by Operating Activities	Cash provided by Investing Activities	Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2007	¥5,649 million	-¥362 million	-¥11,330 million	¥12,227 million
Six months ended September 30, 2006	¥ – million	¥ – million	¥ – million	¥ – million
Year ended March 31, 2007	¥ – million	¥ – million	¥ – million	¥ – million

2. Dividends

<table>
<tr><td rowspan="2">(Record Date)</td><td colspan="3">Dividends per Share</td></tr>
<tr><td>Interim</td><td>Year End</td><td>Annual</td></tr>
<tr><td>Year ended March 31, 2007</td><td>¥0.00</td><td>¥0.00</td><td>¥0.00</td></tr>
<tr><td>Year ending March 31, 2008</td><td>¥0.00</td><td>–</td><td rowspan="2">¥0.00</td></tr>
<tr><td>(Forecast) Year ending March 31, 2008</td><td>–</td><td>¥0.00</td></tr>
</table>

3. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentage figures are compared to the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Annual	¥14,500 million (– %)	-¥14,000 million (– %)	-¥14,000 million (– %)	-¥14,100 million (– %)	-¥128.31

4. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation): Applicable.

New: 1 (Corporate name: MCAT CORPORATION)
Exception: –

(2) Changes in accounting principles, procedures and presentation regarding preparation of interim consolidated financial statements (Changes presented as changes in important items that are used as basic materials for preparation of interim consolidated financial statements)

(i) Changes due to revision of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Not applicable.

(3) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each period:
As of September 30, 2007: 114,107,446 shares
As of September 30, 2006: 114,107,446 shares
As of March 31, 2007: 114,107,446 shares

(ii) Total number of treasury stock as of the end of each period:
As of September 30, 2007: 4,217,393 shares
As of September 30, 2006: 4,216,540 shares
As of March 31, 2007: 4,216,896 shares

(For Reference) **Outline of Non-Consolidated Business Results**

Non-Consolidated Business Results (April 1, 2007 through September 30, 2007)

(1) Non-Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Six months ended September 30, 2007	¥8,517 million (-38.6%)	-¥5,968 million (– %)	-¥5,973 million (– %)	-¥5,603 million (– %)
Six months ended September 30, 2006	¥13,876 million (32.0%)	¥1,051 million (-60.5%)	¥628 million (-81.0%)	-¥14,290 million (– %)
Year ended March 31, 2007	¥26,268 million	-¥4,191 million	-¥4,817 million	-¥23,978 million

	Net Income per Share
Six months ended September 30, 2007	-¥50.99
Six months ended September 30, 2006	¥130.04
Year ended March 31, 2007	-¥218.20

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of September 30, 2007	¥148,118 million	¥54,867 million	37.0%	¥499.30
As of September 30, 2006	¥205,292 million	¥70,181 million	34.2%	¥638.65
As of March 31, 2007	¥176,568 million	¥60,493 million	34.3%	¥550.49

(Reference)
Shareholders' equity:
As of September 30, 2007: 54,867 million yen
As of September 30, 2006: 70,181 million yen
As of March 31, 2007: 60,493 million yen

2. Forecast of Business Results (April 1, 2007 through March 31, 2008)

(Percentage figures are compared to the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Annual	¥14,500 million (-44.8%)	-¥14,000 million (– %)	-¥14,000 million (– %)	-¥14,100 million (– %)	-¥128.31

* *The figures of the forecast set forth above are based on information available to the Company as of the date of this press release and include various uncertain factors. The actual figures of the results may differ due to factors such as changes in business conditions.*

File Number: 82-4664

(English Translation)

November 19, 2007

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Solicitation of Voluntary Retirement and Consolidation of Branch Offices

We hereby announce that solicitation of voluntary retirement and consolidation of branch offices were resolved at a meeting of the board of directors held on November 19, 2007, as described below.

1. Reasons for Solicitation of Voluntary Retirement and Consolidation of Branch Offices

The Company has been engaged on profit structure reform and cost structure reform to respond to its strict business environment symbolized by the lowering of maximum lending rate under the Investment Deposit and Interest Rate Law and interest repayment claims. Solicitation of voluntary retirement and consolidation of branch offices will be carried out as a part thereof in order to improve efficiency of management resources.

2. Outline of Solicitation of Voluntary Retirement

(1) Intended number of applicants

220 (Number of full-time employees as of October 31, 2007: 675)

(2) Eligible applicants

Full-time employees who are age 35 or older
(those who are age 35 or older as of November 15, 2007)

(3) Solicitation period

From November 26, 2007 to December 14, 2007

(4) Retirement date

Any date between November 30, 2007 and March 31, 2008 specified by the Company

(5) Preferential treatment

Special benefits will be paid in addition to ordinary retirement benefits.

3. Outline of Consolidation of Branch Offices

The number of offices, currently 66, will become 46 by December 28, 2007 after consolidation of 20 branch offices.

(1) Branch offices to be consolidated and schedules therefor

Date of Consolidation	Number of Branch Offices to be Abolished	Branch Office to be Abolished	Succeeding Branch Office	Number of Branch Offices after Consolidation
November 30, 2007	18	Ikebukuro Branch	Tokyo Branch	48
		Shinagawa Branch		
		Gifu Brach	Nagoya Branch	
		Hirakata Branch	Kyoto Branch	
		Sakai Branch	Osaka Branch	
		Higashi Osaka Branch		
		Izumisano Branch		
		Amagasaki Branch	Kobe Branch	
		Okayama Branch	Hiroshima Branch	
		Kagoshima Branch	Fukuoka Branch	
		Tokyo Office	Tokyo Branch	
		Nihonbashi Office		
		Shinjuku Office		
		Ueno Office		
		Shinkoiwa Office		
		Ogikubo Office		
		Financial Plaza Tokyo	Tokyo Branch	
		Financial Plaza Osaka	Osaka Branch	
December 28, 2007	2	Matsudo Branch	Chiba Branch	46
		Nagasaki Branch	Fukuoka Branch	

(2) Customer care

Transactions with customers at branch offices to be abolished will, in principle, be taken over by the respective succeeding branch offices. The Company seeks to provide further satisfactory services with the support of Headquarters Administration Center (centralized customer management) even after the consolidation.

4. Effects on Current Performance

Effects on the Company's current performance are expected to be minimal, as most of the one-time expenses for consolidation of branch offices may be absorbed by the reduced maintenance fee including rent expenses initially budgeted by the branch offices to be abolished. Effects of the solicitation of voluntary retirement on the Company's current performance, as well as that on next year's performance, will be announced when the relevant applicants are confirmed, as special benefits will be recorded as extraordinary loss for this fiscal year.

File Number: 82-4664

(Translation)

December 27, 2007

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Result of Solicitation of Voluntary Retirement and Occurrence of Extraordinary Loss

We hereby announce the result of solicitation of voluntary retirement, which was released on November 19, 2007, and the occurrence of extraordinary loss in relation thereto, as described below.

1. Outline of Solicitation of Voluntary Retirement

(1) Intended number of applicants

220

(2) Eligible applicants

Full-time employees who are age 35 or older
(those who are age 35 or older as of November 15, 2007)

(3) Solicitation period

From November 26, 2007 to December 14, 2007

(4) Retirement date

Any date between November 30, 2007 and March 31, 2008 specified by the Company

(5) Preferential treatment

Special benefits will be paid in addition to ordinary retirement benefits.

2. Result of Solicitation of Voluntary Retirement

Number of voluntary retirement applicants: 196
(Number of full-time employees as of December 26, 2007: 624 (consolidated-basis))

3. Outlook

(1) Effects of the occurrence of extraordinary loss on the Company's current performance

Due to this solicitation of voluntary retirement, special benefits of approximately 400 million yen will be recorded as extraordinary loss for the fiscal year ending March 31, 2008 on both consolidated and non-consolidated basis. The occurrence of extraordinary loss in relation to this matter has been included in the semi-annual report release dated November 19, 2007.

(2) Effects on next fiscal years' performance

Personnel expense is expected to decrease by 1.1 billion yen annually for the next fiscal years on both consolidated and non-consolidated basis.

File Number: 82-4664

(Translation)

December 27, 2007

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Consolidation of Branch Offices

We hereby announce that consolidation of branch offices was resolved at a meeting of the board of directors held on December 27, 2007, as described below.

1. Reason for Consolidation of Branch Offices

The Company has been engaged on profit structure reform and cost structure reform to respond to its strict business environment symbolized by the lowering of maximum lending rate under the Investment Deposit and Interest Rate Law and interest repayment claims. Consolidation of nine branch offices will be carried out as a part thereof in order to improve efficiency of management resources.

2. Outline of Consolidation of Branch Offices

The number of offices, currently 48, will become 37 after consolidation of nine branch offices on January 31, 2007 and two branch offices to be consolidated on December 28, 2007 (as previously announced on November 19, 2007).

(1) Branch offices to be consolidated and schedules therefor

Date of Consolidation	Number of Branch Offices to be Abolished	Branch Office to be Abolished	Succeeding Branch Office	Number of Branch Offices after Consolidation
December 28, 2007 (previously announced)	2	Matsudo Branch	Chiba Branch	46
		Nagasaki Branch	Fukuoka Branch	
January 31, 2008	9	Tomakomai Branch	Sapporo Branch	37
		Yamagata Branch	Sendai Branch	
		Mito Branch	Chiba Branch	
		Utsunomiya Branch	Omiya Branch	
		Okazaki Branch Kanazawa Branch Toyama Branch	Nagoya Branch	
		Tottori Branch	Hiroshima Branch	
		Kurume Branch	Fukuoka Branch	

(2) Customer care

Transactions with customers at branch offices to be abolished will, in principle, be taken over by the respective succeeding branch offices. The Company seeks to provide further satisfactory services with the support of Headquarters Administration Center (centralized customer management) even after the consolidation.

3. Effects on Current Performance

Effects on the Company's current performance are expected to be minimal.

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Report

The Semi-Annual Report for the first half of the 39th fiscal period (April 1, 2007 through September 30, 2007) prepared in accordance with Article 24-5 of the Financial Instruments and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 26, 2007.

END